UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 000-51435

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.
SUPERIOR WELL SERVICES, LTD. 401(k) RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.
Superior Well Services, Inc.
1380 Rt. 286 East, Suite 121
Indiana, Pennsylvania 15701

SUPERIOR WELL SERVICE, LTD
401(k) RETIREMENT PLAN
Indiana, Pennsylvania
FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Superior Well Services, LTD. 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Superior Well Services, LTD. 401(k) Retirement Plan (Plan) as of December 31, 2009 and 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and 2007, and the changes in its net assets available for benefits for the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Schneider Downs & Co. Inc.
Pittsburgh, Pennsylvania
June 25, 2010

SUPERIOR WELL SERVICES, LTD.
401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008	2007
ASSETS
Investments, at fair value:
Pooled separate accounts	$13,763,362	$7,865,401	$7,798,805
Guaranteed investment contract	1,256,400	1,498,175	1,321,648
Superior Well Services, Inc. common stock	707,618	214,763	151,014
Participant loans	23,295	144,584	—

Total Investments	15,750,675	9,722,923	9,271,467

Receivables:
Employer contribution	—	181,175	1,512,544
Participant contributions	135,504	336,579	190,930

Total Receivables	135,504	517,754	1,703,474

NET ASSETS AVAILABLE FOR BENEFITS	$15,886,179	$10,240,677	$10,974,941

See notes to financial statements.

SUPERIOR WELL SERVICES, LTD.
401(K) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31

	2009	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participant	$2,792,690	$2,603,301	$1,704,433
Employer	755,186	892,650	1,781,879
Rollover	—	144,120	191,579

	3,547,876	3,640,071	3,677,891

Investment income:
Net investment gains (losses)	17,415	6,157	(6,844)
Net investment gains (losses) from pooled accounts	2,084,315	(3,123,470)	462,383
Unrealized investment gains (losses)	389,779	(223,591)	(9,099)
Interest	52,886	50,514	42,838
Other (loss) income	(9,461)	1,427	32,293

	2,534,934	(3,288,963)	521,571

Total Additions	6,082,810	351,108	4,199,462

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,861,090	1,147,926	550,858
Distributions for excess contributions	57,864	48,628	41,926
Administrative expenses	44,860	33,402	29,381

Total Deductions	3,963,814	1,229,956	622,165

NET INCREASE (DECREASE) BEFORE TRANSFER OF ASSETS	2,118,996	(878,848)	3,577,297

Transfers from Diamondback 401(k) Plan	3,526,506	144,584	—

Net Increase (Decrease) In Net Assets	5,645,502	(734,264)	3,577,297

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,240,677	10,974,941	7,397,644

End of year	$15,886,179	$10,240,677	$10,974,941

See notes to financial statements.

NOTE 1 — DESCRIPTION OF PLAN
     The following general description of the Superior Well Services, LTD 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for complete description of the Plan’s provisions.
     General — The Plan is a defined contribution plan covering all full-time employees of Superior Well Services, Inc. (Company). Employees are eligible to participate after six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan incorporates a cash or deferred salary reduction arrangement under Internal Revenue Code (IRC) Section 401(k) and is intended to comply with all requirements for Section 401(a) tax-qualified plans.
     Contributions — The Plan provides for participant contributions, employer matching contributions and discretionary employer contributions. Participants may contribute up to 100% of their gross compensation on a pre-tax basis subject to maximum provisions of the IRC. During 2007, matching contributions were equal to 25% of a participant’s elective deferral contributions up to 12% of gross compensation. During 2008, the matching contribution was changed to 100% up to 4% of the participant’s compensation. During 2009, the matching contribution was changed to a discretionary matching contribution to be determined at the discretion of the plan sponsor. There were no matching discretionary contributions in 2009. Active participants on the date of the contribution who have completed 1,000 or more hours of service during the plan year are eligible to receive discretionary employer contributions. The discretionary employer contribution is allocated to each participant’s account based on the ratio of the participant’s eligible compensation to the total eligible compensation of all eligible participants. For the years ended December 31, 2009 and 2008, there were no discretionary contributions. For the year ended December 31, 2007, the Plan received $1,478,283 in discretionary contributions.
     Participant Accounts — Each participant account is credited with the participant’s contributions, the Company’s matching contributions, allocations of the Company’s discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. During 2008, Superior Well Services, Inc. acquired the assets of a company whose employees participated in the Diamondback LLC, 401(k) Plan. As part of the asset purchase agreement, the investments of the Diamondback LLC, 401(k) Plan were liquidated in 2009 and transferred into the Plan as a cash transfer per participant. Transferred assets were allocated to investments based upon investment election forms completed by transferred participants. If participants were unable to fill out an enrollment form, the assets were transferred into the target date separate pooled accounts based on the participants’ date of birth.
     Vesting — A participant is fully vested in participant contributions and earnings thereon at all times. A participant who terminates employment is entitled to a benefit with respect to employer contributions and earnings thereon based on the following vesting schedule:

January 1, 2007 - April 30, 2008		May 1, 2008 - December 31, 2009
Years of	Vesting	Years of	Vesting
Service	Percentage	Service	Percentage
Less than 1 year	0%	Less than 1 year	0%
1 year but less than 2	20%	1 year but less than 2	33.3%
2 years but less than 3	40%	2 years but less than 3	66.6%
3 years but less than 4	60%	3 years or more	100%
4 years but less than 5	80%
5 years or more	100%

NOTE 1 — DESCRIPTION OF PLAN (Continued)
     A participant becomes 100% vested upon disability or death. A participant’s fully vested benefit is payable upon death.
     Loans to Participants — Loans to participants are not permitted. During 2008, Superior Well Services, Inc. acquired the assets of a company whose employees were participants in a 401(k) plan that permitted loans. These loans were assumed by the Plan in 2008. The Plan does not allow any new loans, but will allow these loans to be paid off per their scheduled repayment.
     Payment of Benefits — Upon termination of service, the participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Hardship distributions may also be granted in accordance with guidelines of the IRC.
     Forfeitures — Forfeitures of nonvested account balances of terminated employees can be used to pay Plan administrative costs or used to reduce employer contributions. Approximately $24,000, $184,000 and $105,000 of nonvested terminated participant accounts were forfeited during the years ended December 31, 2009, 2008 and 2007, respectively.
     Investments — Participants direct their contributions and all Company contributions by electing that such contributions be placed in a single investment or allocated to any combination of investment funds available within the Plan. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The Plan implemented the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) effective for the financial statements issued for interim and annual periods ending after September 15, 2009. ASC identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements on nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles (GAAP). The adoption of this guidance changed how the Plan references various elements of GAAP when preparing its financial statements and disclosures, but did not have an impact on the Plan’s financial statements.
     Basis of Accounting — The Plan uses the accrual basis of accounting, and the financial statements have been prepared in conformity with GAAP.
     Uses of Estimates — The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of Plan additions and deductions during the reporting period. Actual results may differ from those estimates.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     Investments and Investment Valuation — In compliance with the Plan document, the Plan assets are invested in either shares of Superior Wells Services, Inc. common stock, pooled separate accounts, or investment contracts with an insurance company. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Participant loans are valued at their outstanding balances, which approximates fair value. The carrying amount of contributions receivable approximates fair value due to the short-term nature of such instruments. The market value of the company stock was based on a publicly traded price based on the last trade date of the respective year. Pooled separate accounts primarily are composed of mutual funds and domestic and international stocks, and their net asset value is derived from the fair value of the underlying assets as determined by quoted market prices. Guaranteed investment contract is backed by all the assets in the Principal Life multi-billion dollar general account, which invests in private market bonds, commercial mortgages and mortgage-backed securities. See Note 7 for discussion of fair value measurements.
     Investment Income — Interest and dividend income is recorded in the period earned.
     Payment of Benefits — Benefits are recorded when paid.
     Administrative Expenses — Certain investment management service fees and administrative expenses of the Plan are paid from Plan assets as provided by the Plan document.
NOTE 3 — TAX STATUS
     The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) stating that the form of the Plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain the qualification. Although the Plan has been amended, the Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
NOTE 4 — RELATED PARTY TRANSACTIONS
     Certain plan investments are managed by Principal Financial Group, a third-party provider to the Plan; therefore, these transactions qualify as party-in-interest transactions.
     One of the investment fund options available to participants is common stock of Superior Well Services, Inc., the plan sponsor. The Plan held approximately 49,623, 21,476 and 7,117 shares of Superior Well Services common stock or approximately $708,000, $215,000 and $151,000 at December 31, 2009, 2008 and 2007, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

NOTE 5 — INVESTMENTS
     The following investments at December 31, 2009, 2008 and 2007 represent 5% or more of the Plan’s net assets.

Issuer/Custodian	Description	2009		2008		2007
Principal Life Ins. Company	Guaranteed Investment Contract	$1,256,400		$1,498,175		$1,321,648
Principal Life Ins. Company	Principal Money Market	874,853		1,081,725		835,209
Principal Life Ins. Company	Principal Govt. & HQ Bond	813,607		791,952		582,070
Principal Life Ins. Company	Principal U.S. Property	510,854	*	603,372		518,932	*
Principal Life Ins. Company	Principal Large Co. Growth	773,126	*	483,088	*	740,826
Principal Life Ins. Company	Principal Med. Co. Blend	728,715	*	462,718	*	712,000
Principal Life Ins. Company	Principal Diverse International	1,003,104		601,995		854,873
Principal Life Ins. Company	Principal Life Tm 2040	1,595,716		628,641		455,117	*
Principal Life Ins. Company	Principal Life Tm 2020	2,058,382		527,881		365,090	*
Principal Life Ins. Company	Principal Large S&P 500 Index	996,840		592,029		735,005
Principal Life Ins. Company	Principal Life Tm 2010	866,422		293,368	*	187,157	*
Principal Life Ins. Company	Principal Life Tm 2030	1,104,275		403,607	*	304,248	*

*	These amounts are presented for comparative purposes but were not greater than 5% of net assets for their respective years.
NOTE 6 — RISK AND UNCERTAINTIES
     The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 7 — FAIR VALUE MEASUREMENTS
     Fair value guidance defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures related to fair value measurements. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. The fair value hierarchy prioritizes the inputs utilized to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

NOTE 7 — FAIR VALUE MEASUREMENTS (Continued)
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.
     The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
     The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

	Total	Level 1	Level 2	Level 3
December 31, 2009
Superior Well Services, Inc.
Common Stock	$707,618	$707,618	—	—
Pooled Separate Accounts
Lifetime Separate Account	6,044,488	—	$6,044,488	—
Growth Separate Account	1,684,789	—	1,684,789	—
Equity Separate Account	1,419,107	—	1,419,107	—
Index Separate Account	996,840	—	996,840	—
Money Market Separate Account	874,853	—	874,853	—
Blend Separate Account	873,775	—	873,775	—
Bond Separate Account	813,607	—	813,607	—
Value Separate Account	545,049	—	545,049	—
Real Estate Separate Account	510,854	—	—	$510,854
Guaranteed Investment Contract	1,256,400	—	—	1,256,400
Participant loans	23,295	—	—	23,295

Total	$15,750,675	$707,618	$13,252,508	$1,790,549

NOTE 7 — FAIR VALUE MEASUREMENTS (Continued)

	Total	Level 1	Level 2	Level 3
December 31, 2008
Superior Well Services, Inc.
Common Stock	$214,763	$214,763	—	—
Pooled Separate Accounts	7,865,401	—	$7,262,030	$603,371
Guaranteed Investment Contract	1,498,175	—	—	1,498,175
Participant loans	144,584	—	—	144,584

Total	$9,722,923	$214,763	$7,262,030	$2,246,130

     The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended:

December 31, 2009
				Purchases,
Investment	Beginning	Total	Interest	Issuances,	Ending	Unrealized
Category	Balance	Losses	Credited	Settlements	Balance	Losses
Participant loans	$144,584	—	—	$(121,289)	$23,295	—
Guaranteed investment contract	1,498,175	$(9,461)	$47,881	(280,195)	1,256,400	$(9,461)
Pooled separate account	603,371	(218,871)	—	126,354	510,854	(215,232)

	$2,246,130	$(228,332)	$47,881	$(275,130)	$1,790,549	$(224,693)

December 31, 2008
		Total		Purchases,
Investment	Beginning	Gains	Interest	Issuances,	Ending	Unrealized
Category	Balance	(Losses)	Credited	Settlements	Balance	Losses
Participant loans	—	—	—	$144,584	$144,584	—
Guaranteed investment contract	$1,321,648	$1,390	$50,513	124,624	1,498,175	$1,390
Pooled separate account	518,932	(90,339)	—	174,778	603,371	(127,239)

	$1,840,580	$(88,949)	$50,513	$443,986	$2,246,130	$(125,849)

NOTE 8 — INVESTMENT CONTRACTS WITH INSURANCE COMPANY
     The Plan has entered into a group annuity contract issued by Principal Life Insurance Company (Principal Life). The option provides for a guarantee of principal and interest. Contributions and transfers allocated to this option will be credited interest as a guaranteed interest rate Principal Life declares for a set period of time (the Guaranteed Period). Guaranteed interest rates for new allocations are subject to change daily, and each amount allocated to the guaranteed interest account will earn interest based on this guaranteed interest rate in effect for the date that the account is allocated to this guaranteed interest account. Guarantees are supported by the General Account of Principal Life, but do not participate in the investment experience or performance of the General Account.

NOTE 8 — INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)
     A surrender charge may apply to transfers or withdrawals from an unmatured guaranteed interest account. The reference rate used to determine if the charge applies is equal to the applicable U.S. Treasury rate plus 0.5%.
     A charge applies when the reference rate is higher than the rate being credited to the unmatured funds being transferred or withdrawn. The amount of the surrender charge is calculated as follows: (1) The applicable U.S. Treasury rate plus 0.5% minus the rate being credited, multiplied by (2) the number of years and fractional parts of a year left in the guarantee period, multiplied by (3) the amount being surrendered. A surrender charge may not apply to withdrawals due to retirement, termination of employment, disability or death.
     The guarantee investment contract’s key objective is to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.
     The average yield earned by the Plan based on actual earnings and based on interest rate credited to participants was as follows:

Average Yields	2009	2008	2007
3-year investment contract
Based on actual earnings	0.89%	3.37%	3.99%
Based on interest rate credited to participants	0.89%	3.37%	3.99%

5-year investment contract
Based on actual earnings	1.71%	3.79%	4.24%
Based on interest rate credited to participants	1.71%	3.79%	4.24%
NOTE 9 — PLAN TERMINATION
     Although it is not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 10 — SUBSEQUENT EVENTS
     The Plan has evaluated subsequent events through the date on which the financial statements are available for issuance. Effective April 1, 2010, the Company will match participant contributions as calculated based on elective deferral contributions and compensation for the payroll periods ending with or within each plan year quarter. Matching contributions shall be made for all persons who were active participants at any time during the plan year quarter. The Company may make all or any portion of the matching contributions, which are to be invested in qualifying employer securities, to the Trustee in the form of qualifying employer securities.

SUPPLEMENTARY FINANCIAL INFORMATION

SUPERIOR WELL SERVICES, LTD.
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2009

	Participants				Total Fully
	Contributions	Total that Constitute Nonexempt Prohibited Transactions			Corrected Under
Plan	Transferred Late	Contributions Not	Contributions Corrected	Contributions Pending Correction	VCFP and
Year	to Plan	Corrected	Outside of VFCP	in VFCP	PTE 2002-51
2007	$1,360,025	$1,360,025	—	—	—
2008	2,067,479	2,067,479	—	—	—
2009	2,593,439	2,593,439	—	—	—
See independent auditors’ report.

SUPERIOR WELL SERVICES, LTD.
401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

	(b)	(c)
	Identity of issue,	Description of investment including		(e)
	borrower, lessor,	maturity date, rate of interest,	(d)	Current
(a)	or similar party	collateral, par, or maturity value	Cost	value
*	Principal Life Insurance Company	Guaranteed Investment Contract		$1,256,400
*	Principal Life Insurance Company	Principal Life Tm 2020		2,058,382
*	Principal Life Insurance Company	Principal Life Tm 2040		1,595,716
*	Principal Life Insurance Company	Principal Life Tm 2030		1,104,275
*	Principal Life Insurance Company	Principal Diverse International		1,003,104
*	Principal Life Insurance Company	Principal Large S& P 500 Index		996,840

*	Principal Life Insurance Company	Principal Money Market		874,853
*	Principal Life Insurance Company	Principal Life Tm 2010		866,422
*	Principal Life Insurance Company	Principal Government & HQ Bond		813,607
*	Principal Life Insurance Company	Principal Large Co. Growth		773,126
*	Principal Life Insurance Company	Principal Med. Co. Blend		728,715
*	Principal Life Insurance Company	Principal Ptnrs. Mid Cap. GR III		514,790

*	Principal Life Insurance Company	Principal U.S. Property		510,854
*	Principal Life Insurance Company	Principal Stock Emphasis Bal.		413,792
*	Principal Life Insurance Company	Principal Ptnrs. Large Cap Value I		399,283
*	Principal Life Insurance Company	Principal Small Co. Growth		396,873
*	Principal Life Insurance Company	Principal Life Tm 2050		233,626

*	Principal Life Insurance Company	Principal Life Tm Strategic Income		186,067
*	Principal Life Insurance Company	Principal Ptnrs. Small Cap Value II		145,766
*	Principal Life Insurance Company	Principal Small Co. Blend		145,060
*	Principal Life Insurance Company	Principal Financial Grp. Income Stk		2,211
*	Superior Well Services , Inc.	Superior Well Services Inc. Common Stock		707,618

				15,727,380
*	Participant Loans	Participant Loans, interest rates ranging from 6.00% to 10.25% maturing through July 2012	-0-	23,295

				$15,750,675

*	Party-in-interest
See independent auditors’ report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Superior Well Services 401(k) Retirement Plan
Dated: June 25, 2010	By:	/s/ Thomas W. Stoelk
Thomas W. Stoelk
Trustee of the Superior Well Services 401(k) Plan

EXHIBITS

Exhibit
Number	Description of Exhibit
23.1	Consent of Schneider Downs & Co. Independent Registered Public Accounting Firm